Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Medicenna Therapeutics Corp. (the “Company”)
2 Bloor Street West, 7th Floor
Toronto, Ontario M4W 3E2

2.	Date of Material Changes

April 26, 2024

3.	News Releases

A news release with respect to the material change referred to in this report was issued by the Company through the services of Globe Newswire on April 26, 2024, and subsequently filed on the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca.

4.	Summary of Material Change

On April 26, 2024, the Company announced a CA$20 million investment by RA Capital Management, a multi-stage investment manager based in Boston, MA, by way of a non-brokered private placement (the “Offering”).

Pursuant to the terms of a subscription agreement entered into as of April 26, 2024 between the Company and RA Capital Healthcare Fund, L.P. (“RAHF”), a fund affiliated with RA Capital Management, RAHF subscribed, on April 30, 2024, for 5,141,388 common shares in the capital of the Company (the “Shares”) at a price of CA$1.95 and, in lieu of common shares, pre-funded warrants to purchase 5,141,388 common shares (the “Pre-Funded Warrants”) at a purchase price of CA$1.94 per Pre-Funded Warrant for net proceeds to the Company of approximately CA$20 million.

The Company intends to use the net proceeds from the Offering for further development of its MDNA11 program, advancement of its preclinical programs and general corporate purposes.

5.	Full Description of Material Change

5.1       Full Description of Material Change

On April 26, 2024, the Company announced the Offering.

Pursuant to the Offering, RAHF subscribed, on April 30, 2024, for 5,141,388 Shares at a price of CA$1.95 per Share and Pre-Funded Warrants to purchase 5,141,388 common shares at a purchase price of CA$1.94 per Pre-Funded Warrant for net proceeds to the Company of approximately CA$20 million.

The Pre-Funded Warrants entitle RAHF to subscribe to common shares in the capital of the Company (the “Pre-Funded Shares”) at a price of CA$0.01 per Pre-Funded Warrant Share at any time until the Pre-Funded Warrants are exercised in full. A copy of the Pre-Funded Warrant certificate has been filed under the Company’s profile on SEDAR+.

The Company intends to use the net proceeds from the Offering for further development of its MDNA11 program, advancement of its preclinical programs and general corporate purposes.

5.2       Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of applicable securities laws. All statements in this material change report, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements, including, but are not limited to, statements relating to the Offering and the terms thereof, and the proposed use of proceeds from the Offering. Forward-looking statements also include express or implied statements regarding the future operations of the Company, estimates, plans, strategic ambitions, partnership activities and opportunities, objectives, expectations, opinions, forecasts, projections, guidance, outlook or other statements that are not historical facts, such as statements on the Company’s cash runway, preclinical and clinical development activities, clinical trial designs, clinical potential, expectations and beliefs around safety profiles and upcoming milestones and data reporting, including with respect to MDNA11, the ABILITY study and its expansion, bizaxofusp (MDNA55), MDNA113 and MDNA223. Drug development and commercialization involve a high degree of risk, and only a small number of research and development programs result in commercialization of a product. Results in early-stage clinical studies may not be indicative of full results or results from later stage or larger scale clinical studies and do not ensure regulatory approval. You should not place undue reliance on these statements or the scientific data presented. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. Forward-looking statements are based on a number of assumptions believed by the Company to be reasonable at the date of this material change report. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such statements will prove to be accurate. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results and future events to differ materially from those anticipated or implied in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated or implied in forward-looking statements. Forward-looking statements contained in this material change report are expressly qualified by this cautionary statement. The forward-looking statements contained in this material change report are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable

8.	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

David Hyman
Chief Financial Officer
(403) 613-1453
dhyman@medicenna.com

9.	Date of report

April 30, 2024